UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): September 14, 2022

TIGA ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-39714 (Commission File Number)	N/A (I.R.S. Employer Identification No.)
Ocean Financial Centre Level 40, 10 Collyer Quay, Singapore Singapore (Address of principal executive offices)		049315 (Zip Code)

+65 6808-6288
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	TINV.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	TINV	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	TINV WS	The New York Stock Exchange

☒
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 7.01          Regulation FD Disclosure

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein is an investor presentation dated September 2022, that will be used by Tiga Acquisition Corp. (“Tiga”) in meetings with certain of its shareholders as well as other persons with respect to the proposed business combination (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 9, 2022, by and among Tiga, Tiga Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Tiga, and Grindr Group LLC (“Grindr”), a Delaware limited liability company. A copy of the audio NetRoadshow transcript is also included as Exhibit 99.2 to this Current Report on Form 8-K and incorporated by reference herein.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Tiga under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Disclaimer

This Current Report on Form 8-K relates to a proposed transaction between Grindr and Tiga. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

In connection with the proposed business combination, Tiga filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Tiga’s securities to be issued in connection with the Business Combination that also constitutes a preliminary prospectus of Tiga and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of Tiga’s shareholders to be held to approve the proposed business combination and other matters (the “Extraordinary Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Tiga’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the Business Combination. When available, the definitive proxy statement/prospectus will be mailed to Tiga shareholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Extraordinary Meeting.

Tiga shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to https://www.tiga-corp.com/sec-filings.

The documents filed by Tiga with the SEC also may be obtained free of charge upon written request to Tiga Acquisition Corp., Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore 049315.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Tiga and its directors and executive officers may, under SEC rules, be deemed participants in the solicitation of proxies from Tiga’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the proxy statement/prospectus when available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Tiga shareholders in connection with the Business Combination and other matters to be voted upon at the Extraordinary General Meeting will be set forth in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in this Current Report.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between Grindr and Tiga. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “propose,” “forecast,” “seek,” “guidance,” “target” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Tiga’s securities, (ii) the risk that the transaction may not be completed by Tiga’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Tiga, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of Tiga, the satisfaction of the minimum amount following redemptions by Tiga’s public shareholders and the receipt of certain governmental and regulatory approvals in Tiga’s trust account, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the Forward Purchase Commitment, the Backstop Commitment or the PIPE Investment (each as defined in the Merger Agreement), (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Grindr’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Grindr, (ix) the outcome of any legal proceedings that may be instituted against Grindr or against Tiga related to the Merger Agreement or the Business Combination, (x) the ability to maintain the listing of Tiga’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Grindr operates, variations in operating performance across competitors, changes in laws and regulations affecting Grindr’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive online social networking industry, (xiv) the potential benefits of the Business Combination (including with respect to shareholder value), (xv) the effects of competition on Grindr’s future business, (xvi) risks related to political and macroeconomic uncertainty, (xvii) the amount of redemption requests made by Tiga’s public shareholders, (xviii) the ability of Tiga or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future and (xix) the impact of the COVID-19 pandemic and the 2022 monkeypox outbreak. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Tiga’s registration on Form S-4 (File No. 333-264902), the registration statement on Form S-4 discussed above and other documents filed by Tiga from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Grindr and Tiga assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Grindr nor Tiga gives any assurance that either Grindr or Tiga, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities,  or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in  which such offer, solicitation or sale would be unlawful prior to registration or qualification under the  securities laws of any such jurisdiction.

Item 9.01          Financial Statements and Exhibits.

(d)          Exhibits.

The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

99.1	Investor Presentation dated September 2022.

99.2	Audio NetRoadshow Transcript.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tiga Acquisition Corp.

Date: September 14, 2022	By:		/s/Diana Luo
		Name:	Diana Luo
		Title:	Chief Financial Officer